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                                                                       Exhibit 1
                   [CanWest Global Communications Corp. LOGO]

                                  NEWS RELEASE

For Immediate Release
June 23, 2004

         CANWEST'S NETWORK TEN REPORTS RECORD THIRD QUARTER PERFORMANCE
              CanWest to receive A$5.9 million dividend on June 30,
                         A$39.2 million in December 2004

Winnipeg - CanWest Global Communications Corp. announced today that its Australian media operation, The Ten Group Pty Limited (Network TEN), had completed another record quarter for the three-month period ended May 31, 2004. TEN's quarterly consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) rose to A$59.2 million compared to A$42.5 million for the corresponding quarter last year, a gain of 39%. The EBITDA increase was driven in large part by outstanding performance of TEN's television operations. The consolidated EBITDA performance was built on consolidated revenue increases of 12% to A$208.3 million for the quarter compared to A$186.5 million the previous year.

Based on these excellent results, TEN announced a June dividend, which as a consequence will see CanWest receive an aggregate dividend payment of A$5.9 million on or about June 30. This dividend creates obligations for TEN to pay interest on its outstanding subordinated debentures, all of which are held by CanWest, of approximately A$39.2 million. The interest payment is scheduled for December 2004.

Including the A$5.9 million dividend CanWest will have received A$109.4 million in dividends and interest from its Australian operations in fiscal 2004.

TEN's Executive Chairman, Nick Falloon said TEN's outstanding financial performance is a direct result of its television operations' ability to maintain strong ratings, increase revenue share and keep costs down. "Our ratings position across all key demographics has been solid. Once again, we are number one among our target audience of 16-39 year-olds and for the first time we will finish second in the 25-54 year-old demographic," said Falloon. "Add to that our ability to contain costs and we have the makings of another record year."

The Executive Chairman added that the Q3 results indicated TEN's wholly owned out-of-home advertising company EYE Corp had made further progress on both the revenue and costs fronts.

CanWest President and Chief Executive Officer Leonard Asper said that the continued strong performance of the Company's Australian operations underscores CanWest's successful mix of assets. "The robust ad market in Australia shows no signs of letting up in the short term, and TEN is well positioned to take advantage of the increased spending with its mix of international and domestic television programs and its creative sales and marketing approach," said Asper.
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Falloon pointed out that while TEN fully expects results from the fourth quarter to cap off another record year, there will be challenges ahead, particularly in August during the Olympics, which have skewed Australian television advertising spending in the past.

This news release contains comments or forward-looking statements that are based largely upon the Company's current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations. The Company may not update or revise any forward-looking statements or comments, whether as a result of new information, future events or otherwise.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.S and CGS.A, www.canwestglobal.com) is an international media company. CanWest, Canada's largest publisher of daily newspapers, owns, operates and/or holds substantial interests in newspapers, conventional television, out-of-home advertising, specialty cable channels, websites and radio stations and networks in Canada, New Zealand, Australia, Ireland and the United Kingdom.

For more information, please contact:

Geoffrey Elliot                             or          John Maguire
Vice President, Corporate Affairs                       Chief Financial Officer
Tel:   (204) 956-2025                                   Tel:  (204) 956-2025
Fax:  (204) 947-9841                                    Fax:  (204) 947-9841
gelliot@canwest.com                                     jmaguire@canwest.com



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